Exhibit (a)(1)(K)

                  TRIAN PARTNERS ANNOUNCES PRELIMINARY RESULTS
               OF TENDER OFFER FOR SHARES OF WENDY'S/ARBY'S GROUP

   Trian Partners to purchase approximately 49.4 million shares, the maximum permitted without extending tender offer

                      Trian Partners and affiliates to own
                approximately 21.6% of Wendy's/Arby's as a result
                                 of tender offer

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NEW YORK, NY - December 8, 2008 - Trian Fund Management, L.P. announced today the preliminary results of the cash tender offer by funds managed by it (collectively, "Trian Partners") for up to 40 million shares of Wendy's/Arby's Group, Inc. Class A Common Stock (NYSE: WEN), which tender offer expired at 12:00 midnight, New York City time, on Friday, December 5, 2008.

Based on the preliminary count, subject to verification by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, as of 12:00 midnight, New York City time on Friday, December 5, 2008, approximately 219,174,545 shares of Class A Common Stock were tendered and not withdrawn, including approximately 31,897,993 shares that were tendered by notices of guaranteed delivery. Trian Partners will purchase 49,395,394 shares of Wendy's/Arby's Class A Common Stock in the tender offer at a purchase price of $4.15 per share, for a total purchase price of $204,990,885.10. The 49,395,394 shares expected to be purchased pursuant to the tender offer are comprised of the 40 million shares Trian Partners offered to purchase and 9,395,394 shares to be purchased pursuant to Trian Partners' right to purchase up to an additional two percent of the outstanding shares of Wendy's/Arby's, without extending the tender offer in accordance with applicable securities laws. Because the number of shares tendered exceeded the number of shares that Trian Partners will purchase, the resulting estimated proration factor is approximately 22.5% of the shares tendered. As a result of the tender offer, Trian Partners and its affiliates will increase their aggregate beneficial ownership in Wendy's /Arby's from 52,059,387 shares to 101,454,781 shares, or from approximately 11.1% to approximately 21.6%, respectively, of Wendy's/Arby's outstanding Class A Common Stock.

The number of shares tendered and not withdrawn and the proration factor are preliminary and are subject to verification by American Stock Transfer & Trust Company, LLC. The actual number of shares validly tendered and not withdrawn will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted under the tender offer and will return all other shares tendered.

Any questions regarding the offer should be directed to Banc of America Securities LLC, the Dealer Manager for the tender offer, at (646) 855-8900, or Innisfree M&A Incorporated, the Information Agent for the tender offer. Banks and brokerage firms can call Innisfree M&A Incorporated collect at (212) 750-5833. All others can call Innisfree M&A Incorporated toll-free at (877) 687-1874.


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About Wendy's/Arby's Group, Inc.

Wendy's/Arby's Group, Inc. is the third largest quick-service restaurant company in the United States and is the franchisor of the Wendy's(R) and Arby's(R) restaurant systems. The combined restaurant systems include more than 10,000 restaurants in 50 states and 21 countries worldwide.

About Trian Fund Management, L.P.

Founded in November 2005, Trian Fund Management, L.P. is an investment firm whose Principals are Nelson Peltz, Peter W. May and Edward P. Garden. Mr. Peltz is non-executive Chairman, Mr. May is non-executive Vice Chairman and Mr. Garden is a Director, of Wendy's/Arby's Group, Inc.

CONTACTS:

Anne Tarbell at 212-451-3030 or           Carrie Bloom of Sard Verbinnen & Co.
atarbell@trianpartners.com                at 212-687-8080 or cbloom@sardverb.com